

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 26, 2021

Dana A. DeVivo, Esq.
SVP and Associate General Counsel
Cohen & Steers Capital Management, Inc.
280 Park Avenue
New York, New York 10017

Re: <u>Cohen & Steers Real Estate Opportunities Income Fund, File Nos. 333-258180; 811- 23720</u>

Dear Ms. DeVivo:

We have reviewed the registration statement for the Cohen & Steers Real Estate Opportunities Income Fund (the "Fund"), filed on Form N-2 with the Securities and Exchange Commission on July 26, 2021, and have the comments below. Comments given in one section apply to other sections in the filing that contain the same or similar disclosure. The captions used below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

1. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

2. Tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials. (*See*, Rule 163B under the Securities Act of 1933 ("Securities Act")).

3. The version of Form N-2 submitted by the Fund is no longer valid. Form N-2 has been revised to reflect recent amendments adopted by the Securities and Exchange Commission. For the Fund's pre-effective amendment(s), please use the revised Form N-2.

Cover Page

4. The cover page appears to be several pages long. Please consider revising the disclosure so that it does not exceed two pages.

5. As discussed under the heading Investment Portfolio, please disclose the maturity strategy of the Fund's investment in debt instruments.

PROSPECTUS

Limited Term and Eligible Tender Offer

6. Please confirm to the staff that the Fund will comply with Rule 13e-3 under the Exchange Act in connection with any Eligible Tender Offer, if the Eligible Tender Offer will cause the common shares to be delisted or eligible for termination of registration under the Exchange Act, or cause reporting obligations with respect to such class to become eligible for termination.

Private Real Estate

7. On page 6, the prospectus states, "The Investment Manager believes that the REIT Subsidiary offers an efficient vehicle for investing in private real estate.… By investing through the REIT Subsidiary, the Investment Manager will have greater access to these investments, allowing it to construct a diversified portfolio of private and public real estate." In the prospectus, please disclose any disadvantages for investing through REIT subsidiaries.

Leverage

8. Confirm to the staff that the Fund does not intend to issue preferred shares within one year from the effective date of the registration statement.

Investment Policies

9. Please provide the Staff with a consolidation analysis related to the REIT subsidiaries. We may have further questions related to the consolidation analysis. In your response, please state whether the investments in the REIT subsidiaries will be limited to a percentage of the fund's assets.

10. Please revise the disclosure, for example on page 4, to clarify whether the fund's REIT subsidiaries will be wholly-owned or will the fund own or control a lesser percentage.

11. Page 4 disclosure states, "The Fund expects that many of its private real estate investments will consist of real estate joint ventures where the Fund (generally through the REIT Subsidiary) partners with a real estate operator. These investments may include retail, office, hotel, healthcare, multifamily residential, industrial and other properties."

    Please explain the ownership structure of such joint ventures and whether the Fund, through the REIT Subsidiary, will have control over such real estate joint ventures. Please note, for any subsidiary, or joint venture, that the fund primarily controls and through which the fund conducts its investments activities, the fund must treat the subsidiary's debt as its own under Section 18. The Fund's disclosure should be revised accordingly.

Investment Strategies

12. We note disclosure, including on page 6, that ESG factors are considered in evaluating Public Real Estate and Preferred Securities and Debt Securities. Please disclose in the Prospectus the Fund's definition of ESG and its specific ESG area(s) of consideration, if any. In addition, please describe the criteria it uses in determining what issuers it considers to have ESG characteristics, consistent with its chosen ESG definition/focus.

13. In the second paragraph, reference is made to the construction of "a diversified portfolio of private and public real estate." Please consider using a term other than diversified, as this fund is non-diversified.

14. Please explain supplementally if the funds will invest in entities that rely on sections 3(c)(1) and/or 3(c)(7) of the 1940 Act and share characteristics of hedge funds and/or private equity funds (e.g., charge performance fees, limit redemptions, employ significant leverage). If yes, please disclose the percentage of its assets that it expected to invest in such entities. We may have additional comments. In addition, please explain to the staff if the Fund will have any unfunded commitments. We may have additional comments.

REIT Subsidiaries

15. In addition to our comments above, for any REIT Subsidiaries of the Fund, please address the following:

    a. Disclose that the fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the subsidiary. If not, explain why not. We may have additional comments,

    b. Disclose that each investment adviser to the subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the fund's and the subsidiary's investment advisory agreements may be combined.

    c. Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary.

    d. Disclose any of the subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

    e. Confirm in correspondence that: (1) the subsidiary's management fee (including any performance fee) will be included in "Management Fees" and the subsidiary's expenses will be included in "Other Expenses" in the fund's prospectus fee table; and (2) the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary's books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Summary of Fund Expenses

16. On page 52, if the Fund anticipates any acquired fund fees and expenses, please disclose an estimate pursuant to Instruction 10 to Item 3 of Form N-2.

General Comments

17. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

18. Responses to this letter should be made in a letter filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

19. We remind you that the Fund and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6760.

Sincerely,

/s/ Jeffrey A. Foor

Jeffrey A. Foor
Senior Counsel

cc: Keith A. OConnell, Branch Chief